UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:

September 30, 2005

☐	Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cruzan International, Inc.

Full name of registrant

Former name if applicable

222 Lakeview Avenue, Suite 1500

Address of principal executive office (STREET AND NUMBER)

West Palm Beach, FL 33401

City, state and zip code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒  (a)               The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b)               The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐   (c)             The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

                                                The registrant has not completed the preparation of its audited financial statements for its Form 10-K for the fiscal year ended September 30, 2005.  The registrant intends to file its Form 10-K within the 15-calendar day extension provided by Rule 12b-25.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contain in regard to this notification.

Ezra Shashoua	(561)	655-8977
(Name)	(Area Code)	(Telephone Number)

(2)                                 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes      ☐  No

(3)                                 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes      ☐  No

                If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net Sales for the fiscal year ended September 30, 2005 (“Fiscal 2005”) is expected to be $106,490,680, compared with $96,415,699, for the fiscal year ended September 30, 2004 (“Fiscal 2004”).

Gross Profit for Fiscal 2005 is expected to be $34,734,946, compared to $29,647,977 in Fiscal 2004.

Operating Loss for Fiscal 2005 is expected to be $12,574,280, compared to $3,579,381 for Fiscal 2004.

Net Loss for Fiscal 2005 is expected to be $10,652,731, compared to $908,397 for Fiscal 2004.

The expected increases in Operating Loss and Net Loss are primarily a result of the obligation of the former majority owner of the Company to make a payment of $9,000,000 to certain members of the management of the Company.  Under Staff Accounting Bulletin 107, related to accounting for expenses or liabilities paid by principal stockholder(s), this payment is expected to be treated as an expense of the Company on the statement of operations and as a contribution to paid-in capital on the balance sheet.

Cruzan International, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 29, 2005	By:	/s/ Ezra Shashoua
Ezra Shashoua,
Executive Vice President and
Chief Financial Officer